UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Avis Voluntary Investment Savings Plan

For Bargaining Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.

6 Sylvan Way

Parsippany, NJ 07054

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the

Avis Voluntary Investment Savings Plan for

Bargaining Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2008 and (2) delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 26, 2009

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Participant- directed investments at fair value:
Cash and cash equivalents	$2,893	$3,135
Mutual funds	4,997,962	8,663,838
Common/collective trusts	11,015,037	12,997,915
Avis Budget Group, Inc. common stock	61,196	28,752
Other common stock	—	8,276
Loans to participants	1,438,746	1,403,429

Total investments	17,515,834	23,105,345

Receivables:
Participant contributions	57,622	121,812
Employer contributions	599	1,966
Interest and dividends	1,976	1,708

Total receivables	60,197	125,486

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	17,576,031	23,230,831

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,717,901	109,732

NET ASSETS AVAILABLE FOR BENEFITS	$19,293,932	$23,340,563

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS:
Net investment loss:
Interest	$666,288
Dividends	261,332
Net depreciation in fair value of investments	(3,424,558)

Net investment loss	(2,496,938)

Contributions:
Participants	1,558,062
Employer	21,126
Rollovers	16,202

Total contributions	1,595,390

Total reductions	(901,548)

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	2,264,029
Transfers of participant account balances to affiliated plans	873,979
Administrative expenses	7,075

Total deductions	3,145,083

NET DECREASE IN ASSETS	(4,046,631)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	23,340,563

END OF YEAR	$19,293,932

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document which are available from Avis Rent A Car System, LLC. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Avis Budget Group, Inc. (“ABGI”).

The Plan is a defined contribution plan and provides Internal Revenue Code (the “IRC”) section 401(k) employee salary deferral benefits for the Company’s eligible employees. The Plan was adopted by the Company on October 1, 1997 for the benefit of all hourly paid employees of the Company who are members of the collective bargaining units covered by collective bargaining agreements between these units and the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company, FSB (the “Trustee”) is the Plan’s trustee.

The following is a summary of certain Plan provisions:

Eligibility – Employees who are members of the collective bargaining unit covered by a collective bargaining agreement between such unit and the Company are eligible to participate in the Plan upon attainment of age 21 and completion of one year of service.

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of specified compensation in 1% increments up to the statutory maximum of $15,500 for 2008. In addition, employees participating in the Plan may make additional contributions from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pre-tax contribution of $20,500 for 2008.

Employer Contributions – Effective June 30, 2005, the Plan permits employer and/or employer matching contributions in accordance with the terms of the collective bargaining agreements discussed above.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds. The fund reallocation must be in 1% increments, include both employee and employer contributions and is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in Company common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – Participants are fully vested at all times with respect to their contributions plus actual earnings thereon to the Plan. Employer contributions vest at a rate of 20% per year and are fully vested upon 5 years of service.

Loan Provisions – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their account balance provided the account balance is at least $2,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments, certain administrative expenses and withdrawals. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payment of Benefits to Participants – Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment. Participants are entitled to withdraw certain portions of their vested balance. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59  1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2008 and 2007, forfeited account balances amounted to $530 and $4,108, respectively. During 2008, $4,265 of forfeited non-vested account were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals and loans and similar expenses are paid by the Plan.

Transfers to Affiliated Plans – Net transfers of participants account balances to affiliated plans totaled $873,979 for the year ended December 31, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates –The preparation of financial statements in conformity U.S. GAAP requires Management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities including mutual funds, common/collective trusts, Avis Budget Group, Inc. common stock and other common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment Contracts – As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit- responsive investment contracts from fair value to contract value.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. Loans to participants, which are secured by the borrowing participant’s vested account balance, are valued at outstanding loan balances, which approximate fair value.

One of the Plan’s common/collective trust investments is the Merrill Lynch Retirement Preservation Trust (“MLPT”). The MLPT invests primarily in synthetic guaranteed investment contracts that are primarily collateralized by graded debt securities and are valued at fair value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. The synthetic guaranteed investment wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $10,640,899 and $11,842,591 at December 31, 2008 and 2007, respectively. The average yield earned by the MLPT was 4.67% and 5.03% for the years ended December 31, 2008 and 2007, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants, was 4.54% and 4.29%, for the years ended December 31, 2008 and 2007, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2008, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan totaled $2,749 and $2,910 at December 31, 2008 and 2007, respectively.

Accounting Pronouncements Adopted During 2008

Fair Value Measurements. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. The Plan adopted SFAS No. 157 prospectively on January 1, 2008, as required, and it had no impact on the Plan’s financial statements at the time of adoption.

Fair Value Option. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments at fair value that are not currently required to be measured at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Plan adopted SFAS No. 159 on January 1, 2008, as required, and elected not to apply the option to measure any assets at the time of adoption.

3.	INVESTMENTS

The following table presents investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2008
Merrill Lynch Retirement Preservation Trust (a) (b)	$10,640,899
PIMCO Total Return Fund	1,065,248
Loans to participants	1,438,746

2007
Merrill Lynch Retirement Preservation Trust (a) (b)	$11,842,591
Allianz CCM Capital Appreciation Fund	1,416,087
Davis NY Venture Fund	1,168,838

( a)	Permitted party-in-interest
( b)	The contract value of the Merrill Lynch Retirement Preservation Trust was $12,358,800 and $11,952,324 at December 31, 2008 and 2007, respectively.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value, as follows:

2008
Mutual funds	$(2,865,149)
Common/collective trusts	(487,646)
Common stock (a)	(71,763)

$(3,424,558)

(a)	Includes the common stock of Avis Budget Group, Inc. and Wyndham Worldwide Corp.

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated October 25, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company, FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2008 and 2007, the Plan held 87,423 and 2,212 shares of Avis Budget Group, Inc. common stock with a cost basis of $151,965 and $62,996 respectively. During 2008, the Plan did not receive any dividends from ABGI, which is the parent of the sponsoring employer of the Plan.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2008	2007
Net assets available for benefits per the financial statements	$19,293,932	$23,340,563
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,717,901)	(109,732)

Net assets available for benefits per Form 5500	$17,576,031	$23,230,831

The following is a reconciliation of change in net assets available for benefits per the financial statements for the year ended December 31, 2008, to the net loss per Form 5500:

Decrease in net assets available for benefits per the financial statements	$(4,046,631)
Less: December 31, 2008 Adjustment for contract value to fair value for fully
benefit-responsive investment contracts	(1,717,901)
Add: December 31, 2007 adjustments for contract value to fair value for fully
benefit-responsive investment contracts	109,732
Transfer of assets from the Plan (Reflected in Line L – Transfer of assets – of Form 5500)	873,979

Net loss per Form 5500	$(4,780,821)

8.	FAIR VALUE MEASUREMENTS

SFAS No. 157 requires disclosures about the Plan’s assets and liabilities that are measured at fair value on a recurring basis. In accordance with SFAS No. 157, the Plan classifies its investments into (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, mutual funds with quoted market prices and common-collective trusts with quoted market prices which operate similar to mutual funds, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available, including common-collective trusts for which quoted market prices are not readily available and participant loans, which are fully secured by the participant’s vested account balance, the principle and interest are repaid through payroll deductions and bear interest rates commensurate with prevailing market rates that market participants would use for similar assets, and (iii) Level 3, which refers to securities valued based on significant unobservable inputs. See Note 2—Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The following table presents the Plan’s investments and assets measured at fair value on a recurring basis, as of December 31, 2008:

Asset Class	Level 1	Level 2	Total
Common stock	$61,196	$—	$61,196
Mutual funds	4,997,962	—	4,997,962
Common-collective trusts	—	11,015,037	11,015,037
Participant loans	—	1,438,746	1,438,746

Total	$5,059,158	$12,453,783	$17,512,941

9.	PROHIBITED TRANSACTIONS

During the plan year ending December 31, 2008, the Company was delinquent in to remitting to the Trustee certain employee contributions totaling $1,679,429 within the time period set forth in the Department of Labor’s (“DOL”) plan asset regulation at 2510.3-102. As of January 31, 2009 all such delinquent participants’ contributions have been remitted to the Plan. In addition, participants will be credited with the amount of investment that would have been earned had the participant contributions been remitted on a timely basis.

10.	SUBSEQUENT EVENTS

During January 2009, the Plan, its participants and related assets were consolidated into the AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees, an AGBI affiliated plan.

******

Plan Number: 005

EIN: 11-1998661

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

Identity of Issue, Borrower, Current Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost***	Current Value****

* Avis Budget Group, Inc.	Common stock fund	87,423		$61,196

* Merrill Lynch Retirement Preservation Trust	Common/collective trust	12,358,800		10,640,899
* Merrill Lynch Equity Index Trust Fund	Common/collective trust	12,173		134,510
Oppenheimer International Growth Trust	Common/collective trust	6,537		61,444
Harding Loevner Emerging Market Fund	Common/collective trust	30,989		178,184
Allianz CCM Capital Appreciation Fund	Registered investment fund	58,898		717,374
Harbor Small Cap Value Fund	Registered investment fund	26,068		345,657
ING International Value Fund	Registered investment fund	62,764		593,123
Lord Abbett Bond Debenture Fund	Registered investment fund	13,435		78,458
MFS Value Fund	Registered investment fund	30,196		529,328
Oppenheimer Capital Appreciation Fund	Registered investment fund	17,427		502,245
PIMCO Total Return Fund	Registered investment fund	105,054		1,065,248
Scudder RREEF Real Estate Fund	Registered investment fund	6,801		75,622
The Oakmark Equity and Income Fund	Registered investment fund	12,547		270,520
Vanguard Explorer Admiral Fund	Registered investment fund	538		21,061
Columbia Mid-Cap Value Fund	Registered investment fund	7,003		59,179
American Growth Fund of America	Registered investment fund	6,050		123,661
Harbor Mid-Cap Growth Fund	Registered investment fund	6,812		36,443
Davis NY Venture Fund	Registered investment fund	24,320		580,043
* Various participants	Participant loans **			1,438,746
Cash and cash equivalents				2,893

Total				$17,515,834

*	Represents a permitted party-in-interest.
**	Maturity dates range from January 2009 to August 2016 and interest rates range from 5% to 10%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of common/collective trusts at fair value on this schedule.

******

Plan Number: 005

EIN: 11-1998661

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4A – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2008

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Full Corrected Under VFCP and PTE 2002-51

$1,679,429		$1,679,429		$1,679,429

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Voluntary Investment Savings Plan For Bargaining Hourly Employees

By:	/s/ Mark Servodidio
Mark Servodidio
Executive Vice President and Chief Human Resource Officer Avis Budget Group, Inc.

Date: June 26, 2009